UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 26, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

CHELYABINSK METALLURGICAL PLANT NAMED ONE OF MOSCOW’S BEST PURVEYORS

Moscow, Russia – March 26, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of Russia’s leading mining and steel companies, reports that Chelyabinsk Metallurgical Plant (part of Mechel Group) has been named “Purveyor to the Moscow Government” in the Transport Infrastructure Development nomination as a result of its work as a supplier to the Russian capital.

The award ceremony was held at the All-Russian Expo Forum Goszakaz. Head of Moscow’s Competition Policy Department Ivan Scherbakov awarded the winners.

The evaluation committee distinguished Chelyabinsk Metallurgical Plant’s cooperation with Moscow’s Metro system. In 2020, the plant supplied a total of 17,400 tonnes of rails for Moscow Metro’s repairs and modernization. Chelyabinsk Metallurgical Plant’s rails have excellent performance characteristics, as the plant uses tempering in organic polymer for their production — a technology used in Russia only by Chelyabinsk Metallurgical Plant. The plant’s rails are also used for construction of the city’s Bolshaya Koltsevaya Line (the Big Circle Line).

The title of Purveyor to the Moscow Government is awarded annually to companies that fulfill their obligations to the city’s acquisition market conscientiously and responsibly. This year Moscow’s administration awarded 24 companies for services rendered in 2020. City officials judge nominees by the amount and total cost of fulfilled orders, absence of fines and sanctions, compliance with contractual deadlines. The administration’s officials also take into account the nominees’ market reputation and professional experience.

“It is an honor for us to be named one of Moscow’s best purveyors. This is a high evaluation of our efforts to fulfill our contractual obligations of supplying modern rails for Moscow’s Metro. We are very glad that we can contribute to the capital city’s development of its transport infrastructure, constructing and modernizing its lines. Our goal is to be worthy of this high honor in the future as well,” Mechel-Steel Management Company’s Chief Executive Officer Andrey Ponomarev noted.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: March 26, 2021

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